October 24, 2019

Jennifer Rock
Chief Accounting Officer
Zillow Group, Inc.
1301 Second Avenue
Floor 31
Seattle, WA 98101

       Re: Zillow Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-36853

Dear Ms. Rock:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology